OMB APPROVAL
                                                        ------------
                                          OMB Number                   3235-0145
                                          Expire                 August 31, 1999
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No.__)*


                            Magellan Technology, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.0001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   559092-40-8
                                   -----------
                                 (CUSIP Number)
                                  July 14, 1998
                                  -------------

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         | |      Rule 13d-1(b)
         |X|      Rule 13d-1(c)
         | |      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


SEC 1745 (3-98)
                                Page 1 of 5 Pages

CUSIP No.   559092-40-8
            -----------
--------------------------------------------------------------------------------
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).
         Ballard Investment Company, Ltd.
         -----------------------------------------------------------------------
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) | |
         (b) | |
--------------------------------------------------------------------------------

3.       SEC Use Only __________________________________________________________

--------------------------------------------------------------------------------

4.       Citizenship or Place of Organization Utah

--------------------------------------------------------------------------------
                           5.       Sole Voting Power 1,724,987
                                                      ---------
Number of
Shares Bene-               6.       Shared Voting Power None
ficially                                                ----
Owned by Each
Reporting                  7.       Sole Dispositive Power 1,724,987
Person With:                                               ---------

                           8.       Shared Dispositive Power None
--------------------------------------------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person 1,724,987

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) o

11.      Percent of Class Represented by Amount in Row (11) 11.0%
                                                            -----

12.      Type of Reporting Person (See Instructions) PN
                                                     --

SEC 1745 (3-98)
                                Page 2 of 5 Pages

CUSIP No.    559092-40-8

Item 1.

         (a) Name of Issuer: Magellan Technology, Inc.
             --------------

         (b) Address  of  Principal  Executive  Offices:  13526  South 110 West,
             ------------------------------------------
             Draper, UT 84020

Item 2.

         (a) Name of  Person  Filing:  Ballard  Investment  Company,  Ltd.  (the
             -----------------------
             "Reporting Person")

         (b) Address of Principal Business Office, if none, Residence: 145 South
             ---------------------------------------------------------
             Fairway      Drive,      North     Salt     Lake,      UT     84054


         (c) Citizenship: Utah
             -----------
         (d) Title of Class of Securities:  Common Stock,  $.0001 Par Value (the
             ----------------------------
             "Common Stock")

         (e) CUSIP Number: 559092-40-8
             -------------
Item 3.

This statement is not filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or
(c).              ---


Item 4.  Ownership

(a)      Amount Beneficially Owned: 1,724,987 shares of the Common Stock

(b)      Percent of Class: 11.0%

(c)      Number of shares as to which the person has:

             (i) Sole power to vote or to direct the vote: 1,724,987 shares of the Common Stock

             (ii)   Shared power to vote or to direct the vote: None

             (iii)  Sole  power to  dispose  or to direct  the  disposition  of:
                    1,724,987 shares of the Common Stock

             (iv)   Shared  power to dispose or to direct  the  disposition  of:
                    None

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following o

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable.


SEC 1745 (3-98)
                                Page 3 of 5 Pages

CUSIP No.    559092-40-8
             -----------


Item 8.   Identification and Classification of Members of the Group

          Not applicable.

Item 9.   Notice of Dissolution of Group

          Not applicable.

Item 10.  Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SEC 1745 (3-98)
                                Page 4 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            DATED:           July 14, 1998


                            BALLARD INVESTMENT COMPANY, LTD., a Utah limited partnership

                            /s/ M. RUSSELL BALLARD
                            ----------------------
                            M. Russell Ballard, Trustee of a Member of a General Partner

SEC 1745 (3-98)
                                Page 5 of 5 Pages